Exhibit 99.3

YYForce Issues First Half 2026 Financial Results Highlighting 26.8% Revenue Growth to US$32.7 Million

Manpower Outsourcing Revenue Increased 62.4% to US$15.6 Million; Integrated Facility Management Revenue Increased 11.1% to US$16.1 Million

Net Loss Narrowed 13.8% Year Over Year

Working Capital Improved to US$11.9 Million from a Deficit of US$1.7 Million at Year-End 2025; Total Liabilities Reduced 39%

SINGAPORE, September 25, 2026 - YYForce Inc. (Nasdaq: YFOR) (“YYForce” or the “Company,” formerly YY Group Holding Limited (Nasdaq: YYGH)), an AI-enabled workforce management platform and integrated facility management (IFM) provider operating across Asia and beyond, today announced its unaudited financial results for the six months ended June 30, 2026.

YYForce reported first-half 2026 revenue of approximately US$32.7 million, an increase of 26.8% from US$25.8 million for the corresponding period in 2025. The Company views the continued expansion of its workforce and IFM businesses as the operating foundation for its “YYForce 2030 Vision,” a long-term strategy to build an integrated workforce ecosystem connecting human workers, artificial intelligence (“AI”), humanoid robots and specialized service robotics.

First Half 2026 Highlights

•	Revenue increased 26.8% year over year to US$32.66 million from US$25.75 million.
•	Manpower outsourcing revenue increased 62.4% year over year to US$15.55 million.
•	IFM revenue increased 11.1% year over year to US$16.06 million.
•	Gross profit was US$3.30 million and gross profit margin was 10.1%, compared with US$4.27 million and 16.6%, respectively, in the prior-year period, with the decrease primarily attributable to higher labor costs.
•	Operating loss narrowed 32.2% year over year to US$5.21 million from US$7.68 million, primarily reflecting the absence of a US$4.06 million impairment loss on intangible asset recognized in the prior-year period.
•	Operating loss as a percentage of revenue improved to 15.9% from 29.8% in the prior-year period.
•	Net loss narrowed 13.8% year over year to US$7.06 million from US$8.20 million.
•	Non-IFRS operating loss was approximately US$2.74 million and non-IFRS loss was approximately US$3.29 million.
•	Cash was approximately US$3.08 million as of June 30, 2026.
•	Total equity increased to approximately US$25.36 million from US$13.61 million as of December 31, 2025, primarily reflecting US$18.55 million in proceeds from the Company’s At-The-Market equity offering.
•	Total liabilities decreased to approximately US$12.66 million from US$20.73 million as of December 31, 2025, primarily reflecting the settlement of trade and other payables and the reduction of warrant liabilities.

First Half 2026 Operational Highlights:

	For the Six Months Ended June 30,
	2026	2025
Manpower Services
YY Circle App downloads (cumulative)	998,575	586,389
YY Circle App monthly active users	35,743	30,103
Job fulfillment rate	92%	93%
Number of Employers	212	203

IFM Services
Number of customers	218	190
Average revenue per customer	73,682	76,095

Management Commentary

Mike Fu, CEO of YYForce, commented: “We delivered year-over-year revenue growth of 26.8% in the first half of 2026, led by a 62.4% increase in manpower outsourcing revenue and continued expansion of our IFM operations. Our objective extends beyond growing the scale of scaling our existing service businesses. We are laying the foundation for building a future workforce environment in which people, artificial intelligence, smart facilities, automation and robotics can increasingly work together. We are piloting service robots and plan to deploy our first agentic AI workflows and launch an AI training data lab — early steps toward operations where every task is carried out by the person or technology best suited to perform it. Meanwhile,  Our growing workforce and IFM operations provide the customer relationships, workforce infrastructure, facilities and real operating environments we need to validate and commercialize these technologies. As we move toward 2030, we expect YYForce to evolve from a labor-intensive service provider toward an integrated workforce service provider ready for the future, focusing on margin improvement, operating efficiency and disciplined capital allocation to create value for our stakeholders.”

Jason Phua, CFO of YYForce, added, “This period’s revenue growth came with margin pressure. Hourly wages for casual workers rose faster than our billing rates. As a result, our gross profit margin narrowed to 10.1% from 16.6%. We are addressing this directly: repricing contracts as they come up for renewal, renegotiating or exiting engagements that no longer cover their cost, tightening scheduling to reduce unbilled hours, and evaluating technology-enabled, digital and automation solutions to improve productivity. We also improved our capital structure and working capital position, ending the half with working capital of US$11.9 million compared with a deficit at the end of 2025, and reducing total liabilities by 39%. Restoring gross profit margin is our priority for the second half of 2026, and we will report our progress with our full-year results.”

First Half 2026 Financial Results

Total Revenue was US$32.7 million in the first half of 2026, up 26.8% from US$25.8 million in the same period of 2025.

-	Revenue from manpower outsourcing increased 62.4% to US$15.55 million from US$9.58 million in the same period of 2025. The increase was primarily attributable to stronger customer demand in Singapore and Malaysia and contributions from our Hong Kong and Thailand subsidiaries.

-	Revenue from IFM increased 11.1% to US$16.06 million from US$14.46 million in the same period of 2025. Growth was supported by new contract wins, renewals of existing projects and full-period contributions from subsidiaries acquired in 2025, including Property Facility Services Pte. Ltd. and Uniforce Security Services Pte. Ltd.

Gross profit was approximately US$3.30 million, compared with US$4.27 million for the first half of 2025. Gross profit margin was approximately 10.1%, compared with 16.6% in the prior-year period. The decrease was principally attributable to higher labor costs across the Company’s IFM and manpower outsourcing businesses, including higher hourly wage rates for casual workers.

Operating loss decreased 32.2% to approximately US$5.21 million, compared with US$7.68 million in the corresponding period in 2025, primarily reflecting the absence of the US$4.06 million impairment loss on intangible asset recognized in the first half of 2025. Operating loss as a percentage of revenue improved to approximately 15.9%, compared with 29.8% for the corresponding period in 2025.

Net loss decreased 13.8% to approximately US$7.06 million, compared with US$8.20 million in the prior-year period. Basic and diluted loss per ordinary share was US$13.62, compared with US$311.00 in the first half of 2025. All share and per-share amounts have been retroactively adjusted to reflect the 50-for-1 and 30-for-1 reverse share splits effected on March 23, 2026 and June 23, 2026, respectively. First-half 2026 results also included a US$2.62 million of net loss related to convertible notes and a US$1.73 million of net gain related to warrant liabilities.

Net cash used in operating activities was approximately US$10.99 million for the first half of 2026, compared with US$0.63 million in the prior-year period, primarily reflecting the operating loss and the settlement of trade and other payables.

During the first half of 2026, net cash provided by financing activities was approximately US$16.29 million. Financing inflows included approximately US$18.55 million from the issuance of Class A ordinary shares in connection with the Company’s At-The-Market equity offering and proceeds from other financing activities.

YYForce intends to maintain a disciplined approach to capital allocation as it balances working-capital requirements, existing operations and investments supporting future growth.

YYForce 2030 Vision and Capital Allocation Strategy

On September 22, 2026, YYForce announced its 2030 Vision, its long-term roadmap for building a Future Workforce Solutions model integrating human workforce capabilities, AI-enabled workforce management, smart facility management technologies, automation and robotics. The plan builds on the Company’s existing businesses: YY Circle and Yolara AI applications for on-demand staffing and workforce solutions, humanoid and specialized service robotics offered through leasing and Robotics-as-a-Service (“RaaS”) arrangements, and smart facility management solutions through its 24iFM platform, IoT devices, sensors, smart cameras and automation technologies. Yolara AI is intended to support deployment planning, workflow integration, human-team coordination and ongoing operational support across these solutions. These AI, automation and robotics initiatives did not contribute materially to revenue during the six months ended June 30, 2026.

YYForce’s first capital allocation priority is maintaining sufficient liquidity for its existing operations, working capital needs and contractual obligations. Subject to these requirements, the Company may evaluate investments across workforce and smart facility management technology, software development, operational automation, commercial robotics, data infrastructure, geographic expansion, strategic partnerships and acquisitions. The Company expects to use partnerships, leasing arrangements and customer pilot programs to limit upfront capital commitments, and will evaluate each investment based on customer demand, technology readiness and expected returns.

FY2026 Guidance

In light of labor cost pressures in the first half of 2026, the Company is withdrawing the fiscal year 2026 outlook it issued on March 12, 2026. The Company expects to provide an updated outlook with its full-year 2026 results.      Investors should no longer rely on the previously announced projections as representing the Company’s current expectations.

About YYForce Inc.

YYForce Inc. (Nasdaq: YFOR) is an AI-enabled workforce management platform and IFM provider, headquartered in Singapore and operating across Asia and beyond. The Company’s intelligent workforce solutions platform, YY Circle, helps clients across hospitality, food and beverage, retail, and other service sectors predict, plan, and optimize workforce deployment. In YYForce’s IFM business, its 24iFM software platform and comprehensive IFM subsidiary portfolio support clients across hospitality, transportation, banking, retail, and mixed-use facilities.

As both business lines scale, the Company is systematically embedding AI and automation capabilities – progressing from intelligent decision support toward increasingly autonomous workforce management – to improve service quality, reduce deployment costs, and drive long-term margin expansion. Listed on the Nasdaq Capital Market, YYForce is committed to infrastructure innovation, measurable client outcomes, and long-term value creation.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, among other things, statements regarding YYForce’s 2030 Future Workforce Vision; future operating and financial performance; margin improvement; operating efficiency; cash generation; technology development; artificial intelligence; digital platforms; smart facility management; automation and robotics; potential humanoid-robot applications; geographic expansion; acquisitions; strategic partnerships; capital allocation; recurring-revenue opportunities; and future commercialization of new products and services.The Company bases these forward-looking statements on its expectations and projections about future events, which the Company derives from the information currently available to it. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements involve inherent risks and uncertainties, and the forward-looking events discussed in this press release may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about the Company and a number of factors. These factors include, but are not limited to, the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations, including the introduction of new products and services, expected changes in the Company’s revenues, costs and expenditures, anticipated customer growth, and demand for and market acceptance of the Company’s products and services; and industry, market and regulatory conditions, including competition, government policies and regulations affecting the Company’s industry, and other factors that may affect the Company’s financial condition, liquidity and results of operations. For a more detailed discussion of risk factors, please refer to the Company’s filings with the Securities and Exchange Commission, including the “Risk Factors” section of the Company’s most recent annual report on Form 20-F, as amended.

Non-IFRS Financial Measures

The Company uses non-IFRS measures such as non-IFRS net loss/profit in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its results for the period. The Company believes that non-IFRS financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to IFRS financial measures or any other measure of performance or as an indicator of its operating performance.

The Company’s non-IFRS measures exclude consultancy fees, convertible notes related expenses, one-time accounting adjustments, and changes in the fair value of convertible notes and warrant liabilities. The complete reconciliation is presented below. Investors are encouraged to review the reconciliation together with the Company’s IFRS financial statements and not rely on any single financial measure.    Non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Company’s non-IFRS financial measures, please see the section titled “Unaudited Reconciliation of IFRS and non-IFRS financial measures.”

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer
YYForce Inc.
enquiries@yyforce.ai

Unaudited Reconciliation of IFRS and Non-IFRS Financial Measures

US$	Six months ended June 30, 2026 (Unaudited)	Six months ended June 30, 2026 (Unaudited) Non-IFRS reconciliation
Revenue	32,659,236	32,659,236
Cost of revenue	(29,359,389)	(29,008,975)
Gross profit	3,299,847	3,650,261
Other income	703,883	703,883
Selling and marketing expenses	(1,152,522)	(652,522)
General and administrative expenses	(7,902,969)	(6,286,830)
Other expenses	(111,423)	(111,423)
Change in fair value of investment properties	(44,079)	(44,079)
Operating loss	(5,207,263)	(2,740,710)
Finance cost	(865,273)	(452,773)
Net loss on convertible notes designated at FVTPL	(2,617,807)	-
Net gain on warrant liabilities	1,726,802	-
Loss before tax	(6,963,541)	(3,193,483)
Income tax expenses	(99,272)	(99,272)
Loss for the period	(7,062,813)	(3,292,755)
Foreign currency translation differences - foreign operations	(817,032)	(817,032)
Change in fair value of convertible notes designated at FVTPL due to own credit risk	1,726	1,726
Total comprehensive loss for the period	(7,878,119)	(4,108,061)
Loss attributable to:
Non-controlling interests	108,080	108,080
Equity owners of the Company	(7,170,893)	(3,400,835)

Reconciliation of Non-IFRS to IFRS Loss Attributable to Equity Owners

Loss attributable to equity owners of the Company – non-IFRS	(3,400,835)
Consultancy fees	(1,297,331)
Convertible notes related expenses	(1,052,500)
Net loss on convertible notes designated at FVTPL	(2,617,807)
Net gain on warrant liabilities	1,726,802
One-time accounting adjustments	(529,222)
Loss attributable to equity owners of the Company – IFRS	(7,170,893)

YYFORCE INC. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2026 (Unaudited)	December 31, 2025
		$	$
Assets
Current assets:
Cash		3,082,570	1,511,760
Trade receivables, net	4	11,063,513	12,138,342
Prepayment and other current assets	5	4,373,945	1,251,794
Amount due from related parties	18	4,054,010	501,637
Total current assets		22,574,038	15,403,533

Non-current assets:
Right-of-use assets	6	1,254,966	1,463,494
Intangible assets, net	8	5,017,595	5,174,257
Investment properties	9	2,381,942	2,445,292
Net investment in lease	10	-	2,970,685
Property and equipment, net	7	579,025	527,092
Financial assets measured at fair value through profit or loss (“FVTPL”)		100,000	-
Prepayment and other non-current assets	5	179,151	422,849
Goodwill	8	5,808,574	5,808,574
Deferred tax assets		125,825	125,825
Total non-current assets		15,447,078	18,938,068

Total assets		38,021,116	34,341,601

Current liabilities:
Trade and other payables	11	4,572,651	10,837,525
Contract liabilities		572,280	-
Amount due to related parties	18	189,696	503,007
Lease liabilities, current	13	411,619	429,634
Convertible notes designated at FVTPL	12	14,379	-
Loans and borrowings, current	13	4,937,830	5,375,362
Total current liabilities		10,698,455	17,145,528

Non-current liabilities:
Loans and borrowings, non-current	13	367,687	627,526
Warrants liabilities	12	17,733	1,213,340
Deferred tax liabilities	17	645,722	645,722
Lease liabilities, non-current	13	928,611	1,099,767
Total non-current liabilities		1,959,753	3,586,355
Total liabilities		12,658,208	20,731,883

Equity
Share Capital*	14	43,966,842	24,825,837
Reserves	14	10,862,760	11,182,357
Accumulated deficit		(32,882,003)	(25,711,110)
Equity attributable to owners of the Company		21,947,599	10,297,084

Non-controlling interests		3,415,309	3,312,634
Total equity		25,362,908	13,609,718

Total liabilities and equity		38,021,116	34,341,601

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

YYFORCE INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE (LOSS) INCOME

		For the six months ended June 30,
	Note	2026 (Unaudited)	2025 (Unaudited)
		$	$
Revenue	16	32,659,236	25,754,473
Cost of revenue	16	(29,359,389)	(21,486,338)
Gross profit		3,299,847	4,268,135

Other income	16	703,883	814,457
Selling and marketing expenses	16	(1,152,522)	(1,562,277)
General and administrative expenses	16	(7,902,969)	(7,107,000)
Impairment loss on intangible asset	16	-	(4,063,000)
Other expenses	16	(111,423)	(31,918)
Change in fair value of investment properties	16	(44,079)	-
Operating loss		(5,207,263)	(7,681,603)

Finance cost	16	(865,273)	(367,270)
Net loss on convertible notes designated at FVTPL	12	(2,617,807)	-
Net gain on warrant liabilities	12	1,726,802	(24,075)
Loss before tax		(6,963,541)	(8,072,948)
Income tax expenses	17	(99,272)	(123,038)
Loss for the period		(7,062,813)	(8,195,986)
Other comprehensive (loss) income
Foreign currency translation differences – foreign operations		(817,032)	290,378
Change in fair value of convertible notes designated at FVTPL due to own credit risk		1,726	-
Total comprehensive loss for the period		(7,878,119)	(7,905,608)

Loss attributable to:
Equity owners of the Company		(7,170,893)	(8,246,755)
Non-controlling interests		108,080	50,769
Loss for the period		(7,062,813)	(8,195,986)

Total comprehensive loss attributable to:
Equity owners of the Company		(7,980,794)	(7,963,848)
Non-controlling interests		102,675	58,240
Total comprehensive loss for the period		(7,878,119)	(7,905,608)

Basic loss per share*	15	(13.62)	(311.00)
Diluted loss per share*	15	(13.62)	(311.00)
Weighted average number of shares
Basic		526,603	26,517
Diluted		526,603	26,517

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization. Further, the Class A ordinary shares are presented on a retroactive basis to reflect the Company’s reverse share split of 50-for-1 on March 23, 2026 and 30-for-1 on June 23, 2026, respectively.